UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Xinhua Finance Media Limited
(Name of Issuer)
Common Shares
(Title of Class of Securities)
G98285102
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	G98285102

1	NAMES OF REPORTING PERSONS Xinhua Finance Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		50,054,618 Class A Common Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		50,054,618 Class A Common Shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,054,618 Class A Common Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

33.2% based on 150,914,667 Class A common shares issued and outstanding as of February 9, 2009

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP NO. G98285102
Schedule 13 G

Explanatory Note
     This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) is an amendment to the initial statement on Schedule 13G, filed with the Securities and Exchange Commission on February 14, 2008, of Xinhua Finance Limited (the “Record Holder”). This Amendment No. 1 reflects the conversion by the Record Holder of all Class B Common Shares owned by the Record Holder into an equivalent number of Class A Common Shares. The Class B Common Shares were entitled to ten votes per share, as opposed to one vote per share for Class A Common Shares. As a result, the voting power of the Record Holder has been reduced.

ITEM 1(a).	NAME OF ISSUER:
Xinhua Finance Media Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
2201, Tower D, Central International Trade Center, 6A Jian Wai Ave., Chaoyang District, Beijing 100022, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:
Xinhua Finance Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Xinhua Finance Limited Room 3905-3909, Tower 1 Grand Gateway, 1 Hongqiao Lu Shanghai 200030

ITEM 2(c).	CITIZENSHIP:
The place of organization of the Record Holder is Cayman Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Class A Common Shares, par value $0.001 per share

ITEM 2(e).	CUSIP NUMBER:
G98285102

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

				Shared power	Sole power to	Shared power
	Amount		Sole power to	to vote or to	dispose or to	to dispose or
Reporting	beneficially	Percent of	vote or direct	direct	direct the	to direct the
Person	owned:	class:	the vote:	the vote:	disposition of:	disposition of:
Xinhua Finance Limited	50,054,618 Class A Common Shares	33.2%	50,054,618 Class A Common Shares	0	50,054,618 Class A Common Shares	0

CUSIP NO. G98285102
Schedule 13 G

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON :
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP :
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP :
Not applicable

ITEM 10.	CERTIFICATION :
Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2009

Xinhua Finance Limited
/s/ Jae Lie
Name:	Jae Lie
Title:	Chief Executive Officer